SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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NAME:

USAA ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE ZIP CODE):

USAA Asset Management Company

9800 Fredericksburg Road

San Antonio, TX 78288

TELEPHONE NUMBER (INCLUDING AREA CODE):

(210) 498-0226

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Corporation Service Company

2711 Centerville Road

Suite 400

Wilmington, DE 19808

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES [X]	NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Fund has duly caused this notification of registration to be duly signed on its behalf by the undersigned, duly authorized, in the city of San Antonio and the state of Texas on the 6th day of July, 2017.

USAA ETF Trust

By: __/s/ James G. Whetzel___________________

James G. Whetzel

Secretary

Attest:

_/s/ Daniel Mavico____________________

Daniel Mavico

Assistant Secretary